UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 167th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 20th, 2024

1.      DATA, DATE, TIME AND VENUE: On December 20th, 2024, at 10:00 a.m. (São Paulo local time), held remotely, as provided for in Article 47, first Paragraph of the Internal Regulations of the Board of Directors and Technical and Advisory Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.      CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Company’s Audit and Control Committee (“Committee”), namely: Mr. Juan Carlos Ros Brugueras, Chairman of the Committee; Mr. José Maria Del Rey Osorio, Member of the Board of Directors, and Mr. Alfredo Arahuetes García, Member of the Board of Directors. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.           PRESIDING BOARD: Juan Carlos Ros Brugueras – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4.           AGENDA AND RESOLUTION: After examined and discussed the matters on the Agenda, the members of the Committee unanimously decided as follows:

4.1. Proposal to Cancel Shares Held in Treasury. The proposal to cancel 21,944,664 common, book-entry and non-par value shares issued by the Company and held in treasury, with no reduction in the capital stock, which were purchased during the Company’s Buyback Program, was submitted. Said proposal was examined by the Committee, and, after analyzing the presented information and given the necessary clarifications, the Committee members unanimously decided to recommend to the Company’s Board of Directors its approval. In case the aforementioned proposal is approved by the competent bodies, the Company’s Bylaws must be adjusted in order to reflect the new number of shares into which the Company’s capital stock is divided, through a proposal to this effect to be submitted to the Company’s shareholders at a Shareholders’ General Meeting, which will be convened in due course.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 167th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 20th, 2024

5. CLOSING: There being no further business to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up. São Paulo, December 20th, 2023.

_______________________________	_______________________________
Juan Carlos Ros Brugueras Chairman of the Audit and Control Committee	Alfredo Arahuetes García

_______________________________	____________________________________
José Maria Del Rey Osorio	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 20, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director